2-28-02

02026506

1-14372

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

EXTENDICARE INC.
(Translation of registrant's name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

EXTENDICARE
3000 Steeles Avenue East, Markham, Ontario L3R 9W2
Tel: (905) 470-4000 Fax: (905) 470-5588

NEWS RELEASE

FOR IMMEDIATE RELEASE
February 21, 2002

Extendicare Inc. Returns to Profitability

MARKHAM, ONTARIO (TSE: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. returns to profitability with net earnings of $6.9 million ($0.09 per share) in the 2001 fourth quarter.

"We exceeded our forecast by achieving profitability not only at the Extendicare Inc. level, but for our U.S. operations as well. This was our first profitable quarter since the implementation of the U.S. Medicare Prospective Payment System (PPS) on January 1, 1999. We believe our results reflect the strategies we put in place to reduce costs and debt within the constraints of PPS, as well as to exit both the Florida and Texas nursing home markets, thereby reducing the Company's exposure to general and professional liability risks. An independent actuarial review and audit of our year-end accrual for self-insured liabilities confirmed that we were fully reserved at year-end. While many challenges remain, our plan calls for 2002 to be profitable from ongoing operations, assuming temporary U.S. Medicare increases now in place are extended beyond September 2002," said Mel Rhinelander, President and Chief Executive Officer.

"Our accomplishments in 2001 included opening the first new Extendicare Canadian homes in more than a decade – four Ontario facilities with capacity for 464 nursing residents and 38 assisted living residents. We opened a fifth new Ontario facility in January 2002. Hours of service from our Canadian home health care business declined slightly to 6.9 million hours in 2001," Mr. Rhinelander said.

Extendicare Inc. reported net earnings of $6.9 million ($0.09 per share) in the 2001 fourth quarter compared to a loss of $26.0 million ($0.35 loss per share) in the three months ended December 31, 2000. Earnings before interest, tax, depreciation, amortization and lease costs (EBITDAR) rose 12.4% to $49.8 million in the 2001 fourth quarter from $44.3 million in the 2000 fourth quarter.

2001 Compared to 2000

Extendicare's loss was $36.4 million ($0.52 loss per share) in 2001 compared to $59.3 million ($0.81 loss per share) in the prior year. Before charges for asset disposals and other items, Extendicare's loss was $0.9 million in 2001 compared to a loss of $31.9 million in 2000. EBITDAR rose 29.5% to $155.4 million in 2001 from $120.0 million in the prior year. Revenue decreased 5.7% to $1,704.5 million.

2002 Priorities

"We have accomplished our primary divestiture goals, substantially reduced our long-term debt and will be positioning the Company for future growth," Mr. Rhinelander commented.

"Medicare census improved 70 basis points from 10.7% in 2000 to 11.4% of total nursing census in 2001, on a same-facility basis. We are targeting higher Medicare and overall census in 2002 and we believe our goals are attainable," he said. "In Canada, nursing home bed occupancy remained stable at 98% in 2001. We plan major renovations to several older nursing homes in 2002 to maintain their competitiveness. Our priorities in Canada include the opening of one more Ontario nursing home this year and a further five in 2003, with capacity for 878 nursing residents.

"Although finding qualified employees remains an issue industry-wide in the United States, the labour situation eased somewhat in 2001 and we reduced turnover. We are intensifying efforts to improve recruitment and retention, as well as to minimize high-cost agency use," added Mr. Rhinelander.

Diversifying Within Long-term Care

Extendicare's goals include diversifying within the long-term care industry. For instance, our information technology subsidiary, Virtual Care Provider (VCP), hosts application software for smaller organizations, while meeting our U.S. information technology needs. VCP won contracts to service nearly 300 facilities in 2001 – its first year of operation – and anticipates adding substantial new business in 2002. In addition we operate 22 free-standing outpatient therapy clinics in five states. This business has maintained consistent margins and has excellent growth potential.

Corporate

Under the terms of normal course issuer bids during 2001, Extendicare purchased and cancelled 1,744,900 Subordinate Voting Shares (EXE.A) at an average cost per share of $4.72, and 224,600 Multiple Voting Shares at an average cost per share of $6.99. To date in 2002, Extendicare has acquired and cancelled 5,000 Subordinate Voting Shares (EXE.A) at an average cost per share of $5.15, and 10,900 Multiple Voting Shares at an average cost per share of $5.97.

At their meeting today, the Directors declared quarterly dividends on Extendicare's Class I Preferred Shares, payable on May 15, 2002, to shareholders of record on April 30, 2002. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2002.

Extendicare is one of the largest operators of long-term care facilities in North America. Through its subsidiaries, Extendicare operates 261 facilities with capacity for 26,300 residents, provides medical specialty services such as subacute care and rehabilitative therapy services in the United States, as well as home health care services in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2001 fourth quarter financial results of its wholly owned United States subsidiary, Extendicare Health Services, Inc. On March 29, 2001, EHSI will file a 10-K with the United States Securities and Exchange Commission.

On February 22, 2002, at 10:00 a.m. EST, Extendicare Inc. will hold a conference call to discuss the Company's results for the fourth quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on March 8, 2002. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1049327. In addition, an archived audio recording of the call will be available on Extendicare's website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or a similar expression. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.'s or Extendicare Health Services, Inc.'s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare's Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)

(thousands of Canadian dollars except per share amounts)	Three months ended December 31		Twelve months ended December 31	
	2001	**2000**	**2001**	**2000**
Revenue				
Nursing and assisted living centres				
United States	**298,006**	348,160	**1,187,547**	1,346,033
Canada	**76,223**	68,567	**279,559**	266,671
Outpatient therapy – U.S.	**3,550**	3,451	**14,733**	14,430
Home health – Canada	**39,484**	42,645	**171,809**	161,323
Other	**14,659**	5,625	**50,863**	18,949
	431,922	468,448	**1,704,511**	1,807,406
Operating and administrative costs	**382,158**	424,166	**1,549,152**	1,687,408
Earnings before undernoted	**49,764**	44,282	**155,359**	119,998
Lease costs	**7,119**	7,348	**28,202**	27,529
Depreciation and amortization	**18,987**	19,613	**71,547**	75,002
Interest, net	**15,267**	18,860	**65,248**	78,484
Loss from asset disposals and other items	**–**	40,570	**50,082**	42,747
Earnings (loss) before income taxes	**8,391**	(42,109)	**(59,720)**	(103,764)
Income taxes				
Current (recovery)	**5,669**	(18,391)	**8,270**	(20,625)
Future (reduction)	**(651)**	3,518	**(20,929)**	(16,291)
	5,018	(14,873)	**(12,659)**	(36,916)
Earnings (loss) from health care before minority interests	**3,373**	(27,236)	**(47,061)**	(66,848)
Minority interests	**8**	–	**83**	257
Earnings (loss) from health care	**3,365**	(27,236)	**(47,144)**	(67,105)
Share of earnings of Crown Life	**3,495**	1,212	**10,738**	7,827
Net earnings (loss)	**6,860**	(26,024)	**(36,406)**	(59,278)
Net earnings (loss) per share	**0.09**	(0.35)	**(0.52)**	(0.81)

Supplemental Information (unaudited)

Net earnings (loss)	**6,860**	(26,024)	**(36,406)**	(59,278)
Loss from asset disposals and other items, net of tax	**–**	25,943	**35,466**	27,358
Adjusted net earnings (loss)	**6,860**	(81)	**(940)**	(31,920)
Adjusted net earnings (loss) per share	**0.09**	(0.01)	**(0.03)**	(0.45)

EXTENDICARE INC.
Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended December 31		Twelve months ended December 31	
	2001	**2000**	**2001**	**2000**
Cash provided by (used in) operations				
Net earnings (loss)	**6,860**	(26,024)	**(36,406)**	(59,278)
Adjustments for:				
Depreciation and amortization	**18,987**	19,613	**71,547**	75,002
Provision for self-insured liabilities	**4,961**	11,223	**69,315**	71,252
Payments for self-insured liabilities	**(17,819)**	(7,981)	**(59,059)**	(30,637)
Provision for punitive damages	**–**	–	**–**	13,249
Recovery for settlements with third parties	**–**	(17,794)	**–**	(17,794)
Future income taxes	**(651)**	3,518	**(20,929)**	(16,291)
Loss from asset disposals and other items	**–**	40,570	**23,130**	42,747
Dividends received, net of undistributed share of earnings of Crown Life	**(3,495)**	(1,212)	**11,874**	(7,827)
Other	**(1,696)**	1,260	**530**	2,709
	7,147	23,173	**60,002**	73,132
Net change in operating working capital, excluding cash				
Accounts receivable	**9,139**	1,023	**40,703**	7,825
Inventories, supplies and prepaid expenses	**2,444**	1,466	**958**	2,593
Accounts payable	**(7,548)**	(8,599)	**(5,472)**	(41,967)
Income taxes	**4,699**	(17,780)	**40,215**	6,066
Cash provided by (used in) operations	**15,881**	(717)	**136,406**	47,649
Cash provided by (used in) investment activities				
Property and equipment	**(12,081)**	(20,756)	**(45,377)**	(46,292)
Net proceeds from dispositions	**1,663**	2,456	**12,236**	54,451
Income taxes recovered related to dispositions	**–**	–	**–**	42,584
Other assets	**108**	(361)	**(371)**	71
	(10,310)	(18,661)	**(33,512)**	50,814
Cash provided by (used in) financing activities				
Issue of long-term debt	**–**	–	**29,851**	–
Repayment of long-term debt	**(8,107)**	20,354	**(104,799)**	(115,501)
Purchase of subsidiary public debt	**–**	(813)	**(24,852)**	(6,735)
Decrease in investments held for self-insured liabilities	**3,991**	3,638	**27,989**	13,161
Purchase of shares for cancellation	**(1,116)**	(3,441)	**(10,283)**	(4,036)
Financing costs	**255**	(974)	**(2,301)**	(2,894)
Other	**44**	(1,400)	**(2,167)**	(592)
	(4,933)	17,364	**(86,562)**	(116,597)
Foreign exchange gain (loss) on cash held in foreign currency	**(29)**	132	**183**	(62)
Increase (decrease) in cash and cash equivalents	**609**	(1,882)	**16,515**	(18,196)
Cash and cash equivalents at beginning of period	**24,940**	10,916	**9,034**	27,230
Cash and cash equivalents at end of period	**25,549**	9,034	**25,549**	9,034

EXTENDICARE INC.
Consolidated Balance Sheets

(thousands of Canadian dollars)	December 31	
	2001	**2000**
Assets		
Current assets		
Cash and short-term investments	**26,491**	10,181
Accounts receivable	**194,412**	222,477
Income taxes recoverable	**8,352**	34,550
Future income taxes	**17,987**	15,346
Inventories, supplies and prepaid expenses	**15,227**	15,745
	262,469	298,299
Property and equipment	**968,202**	920,231
Goodwill	**115,196**	112,775
Other assets	**258,435**	257,040
	1,604,302	1,588,345
Investment in Crown Life Insurance Company	**135,944**	147,407
	1,740,246	1,735,752
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	**942**	1,147
Accounts payable and accrued liabilities	**276,828**	247,719
Current maturities of long-term debt	**23,128**	21,876
	300,898	270,742
Accrual for self-insured liabilities	**204,221**	182,026
Long-term debt	**788,354**	802,426
Other liabilities	**47,784**	44,985
Future income taxes	**48,293**	53,549
Minority interests	**–**	587
	1,389,550	1,354,315
Shareholders' equity	**350,696**	381,437
	1,740,246	1,735,752

EXTENDICARE INC.
Financial and Operating Statistics
(unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2001	**2000**	**2001**	**2000**
Revenue (millions)				
United States	**$315.3**	$356.4	**$1,249.8**	$1,377.1
Canada	**116.6**	112.0	**454.7**	430.3
	$431.9	$468.4	**$1,704.5**	$1,807.4
EBITDAR (millions)				
United States	**$40.0**	$36.9	**$115.2**	$85.7
Canada	**9.8**	7.4	**40.2**	34.3
	$49.8	$44.3	**$155.4**	$120.0
Health Care Net Earnings (Loss) (millions)				
United States	**$1.3**	$(28.6)	**$(55.7)**	$(74.0)
Canada	**2.1**	1.4	**8.6**	6.9
	$3.4	$(27.2)	**$(47.1)**	$(67.1)
Components of Earnings (Loss) per Share				
Health care operations, after preferred share dividends	**$0.04**	$(0.02)	**$(0.18)**	$(0.55)
Loss from asset disposals and other items	**–**	(0.34)	**(0.49)**	(0.36)
Share of earnings of Crown Life	**0.05**	0.01	**0.15**	0.10
	$0.09	$(0.35)	**$(0.52)**	$(0.81)
Cash Flow from Operations, before changes in Working Capital, per Share	**$0.10**	$0.31	**$0.83**	$0.98
U.S. Nursing Centre Percent of Revenue by Payor Source – same-facility basis				
Private/other	**20.1%**	21.3%	**20.3%**	21.1%
Medicare	**25.2**	22.2	**25.0**	22.9
Medicaid	**54.7**	56.5	**54.7**	56.0
U.S. Nursing Centre Patient Days by Payor Source – same-facility basis (thousands)				
Private/other	**221.4**	225.7	**862.2**	877.9
Medicare	**130.3**	120.9	**520.9**	490.7
Medicaid	**796.6**	805.9	**3,166.6**	3,225.0
Average Occupancy (excluding managed facilities)				
United States – same-facility basis	**87.4%**	87.5%	**87.2%**	87.4%
Extendicare Inc. total facilities in operation	**90.1**	90.1	**90.0**	89.9
Extendicare Inc. same-facility basis	**90.6**	90.6	**90.4**	90.5
Average US/Cdn. Dollar Exchange Rate	**1.5793**	1.5242	**1.5484**	1.4852

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: Feb 28/02

By: Mark W. Durishan

Mark W. Durishan
Vice-President, Finance and
Chief Financial Officer